Exhibit 2

June 12, 2009

Hirsch International Corp.

50 Engineers Road

Hauppauge, NY 11788

Attn: Special Committee of the Board of Directors

Dear Sirs:

The purpose of this letter is to set forth the terms of an offer pursuant to which an investor group to be organized and led by me would acquire all of the outstanding shares of Class A Common Stock, par value $.01 per share (“Class A Stock”), of Hirsch International Corp. (the “Company”) and all of the outstanding shares of Class B Common Stock, par value $.01 per share (“Class B Stock”), of the Company, other than those shares owned by the investor group. In contemplation of this transaction, I will be organizing a new Delaware holding company (“Newco”) to which all of the Class A Stock and Class B Stock owned by me and the investor group will be contributed and a new Delaware acquisition company (“Acquisition Co.”) that will be a wholly-owned subsidiary of Newco.

Newco would acquire all of the Class A Stock and Class B Stock of the Company not owned by Newco pursuant to the terms of a merger agreement to be entered into among Newco, Acquisition Co. and the Company. Pursuant to the terms of this merger agreement, and subject to the conditions set forth therein, Acquisition Co. would be merged with and into the Company, and all of the shares of the Class A Stock and Class B Stock not owned by Newco would be converted into a right to receive $0.28 per share, in cash.

Upon the completion of this transaction no stockholder of the Company (other than those persons who have an interest in Newco) will have an equity interest in the Company, and the Company’s shares will be delisted from Nasdaq and deregistered with the Securities and Exchange Commission. The Company would no longer be a reporting company and would no longer have any public stockholders.

The offer contained in this letter is subject to the following terms and conditions:

1.          Negotiation and execution of a mutually acceptable agreement of merger with customary representations, warranties, covenants and conditions, including, inter alia, a condition that the merger shall be subject to Newco and Acquisition Co. obtaining sufficient financing to complete the transaction and provision for a break-up fee in the event the Company accepts an alternative proposal from another purchaser after the execution of the merger agreement;

2.          Approval of the merger and the merger agreement by the Special Committee of the Board of Directors of the Company (“Special Committee”) and the full Board of Directors and an affirmative recommendation of the merger to the stockholders of the Company by the Special Committee;

3.          Receipt of all necessary government regulatory and third party contractual approvals for the merger and the change of control that will result;

4.          Board action to render inapplicable to the proposed merger any statutory or charter imposed anti-takeover provisions, including any merger “freeze” provisions and any stockholder rights plan; and

5.          Approval of the transaction by such majority of the outstanding voting shares of Class A Stock and Class B Stock, as may be required by applicable law and the Company’s charter.

Although the merger transaction will be conditioned on the availability of sufficient financing to complete the transaction and operate the Company, please note that I have received a commitment letter, dated June 12, 2009, from Keltic Financial Services LLC (the “Commitment Letter”), approving my request for a Senior Secured Facility of up to $4 million to be borrowed by Acquisition Co. A copy of the Commitment Letter and the accompanying term sheet is attached hereto. I anticipate that the funds necessary to complete the acquisition and to provide necessary working capital would include funds borrowed from Keltic, the Company’s existing capital balances and the equity participation in Newco that I will be arranging.

I am requesting that the Board consider the foregoing proposal expeditiously. I understand that the Board has appointed the Special Committee, and that the Special Committee will review the proposal and report to the Board as to the fairness of the proposal. I also understand that the Special Committee has retained special counsel and independent financial advisers to review the proposal and render an opinion as to the fairness of the proposal from a financial point of view.

I will provide the Special Committee and its representatives with any information in my possession with respect to this proposal which the Special Committee reasonably requests, and I and my representatives will be available to meet with the Special Committee and its representatives to discuss this proposal further. Because of my familiarity with the Company, I believe that I will be in a position to finalize a merger agreement expeditiously.

No binding obligation on the part of the Company or the undersigned will arise with respect to the proposal or any transaction unless and until such time as a definitive merger agreement has been executed and delivered.

This offer will remain open for the Company’s consideration until June 25, 2009, at which point it will expire without any further action.

Very truly yours,

/s/ Paul Gallagher
Paul Gallagher